SVB›Financial Group

2006 Year in Review

Connecting to the future



The desire to move ahead is a constant in business.
It's how entrepreneurs become leaders.
It's how mid-cap companies grow into blue chips.
And it's how regional companies become global.



Our job is to know where the future lies, and help our clients get there. ›

We're SVB Financial Group, a group of businesses acting as one to drive our clients' success. At SVB we see financial services as economic entrepreneurship, not just a series of transactions. Which is why our people interact and connect in ways that expand possibility and extend opportunity for our clients. Our integrated businesses and network of marketplace relationships mean that we can anticipate where capital markets are moving, partner with clients when others can't see opportunity, and lead them to higher levels of success, wherever our clients are in their development.

Farther. Deeper. Broader. Connections are how we move the future *forward.*

SVB›Financial Group


SVB GLOBAL
SVB SILICON VALLEY BANK
SVB ANALYTICS
GROWTH
Client
INVESTMENT
LIQUIDITY
SVB CAPITAL
SVB ALLIANT
SVB PRIVATE CLIENT SERVICES

SVB Alliant A leading investment banking firm to companies in growth industries, SVB Alliant provides mergers and acquisitions (M&A) and private capital advisory services.

SVB Analytics Analytical and administrative solutions for private companies including valuation opinions and tools for capitalization table management and stock plan administration.

SVB Capital SVB Capital's fund management group invests in private equity funds as well as directly into portfolio companies on behalf of SVB Financial Group and other investors.

SVB Global Enabling entrepreneurial companies and investors to expand and succeed by providing access to knowledge, networks, products, services and capital around the world.

SVB Private Client Services Our private banking division specializes in providing financing solutions to entrepreneurs, investors and senior executives in the technology, life science, private equity and premium wine industries.

SVB Silicon Valley Bank For more than 20 years, SVB Silicon Valley Bank has provided financial services to innovative and entrepreneurial companies in the technology, life science, private equity and premium wine industries.

$32 million, five days and one big opportunity





// **Record-speed loan and transfers secure deal for private equity-backed Ultra Clean** In every acquisition, time is of the essence. But in some deals, timing is everything. Last summer, Ultra Clean Technology, a publicly traded clean-room services provider to tech and health care companies, had financing in place to complete a key acquisition—or so it thought. When the existing lender couldn't deliver, Ultra Clean and its private equity partner called on SVB Silicon Valley Bank just five business days before the closing date.

The deal alone was large and complex—$32 million in financing, including a letter-of-credit facility that supported a key acquisition for Ultra Clean's market expansion. To complete the deal, the transaction required that a number of accounts be opened quickly to accept funds transfers from multiple subsidiaries.

Working around-the-clock, we structured, secured and executed the financing with unprecedented speed—meeting the required timing and allowing Ultra Clean to capture its opportunity.

left to right

Harvey Lum
Senior Credit Officer

Maria Fischer Leaf
Senior Credit Officer

Susan Butler
Operations Division Manager

Channon Kennedy
Operations Department Manager

Farrah Conanan
Account Advisor

Chitra Arunachalam
Relationship Manager

Enrico Nicolas
Trade Services Product Manager



left to right
Aaron Gershenberg
Managing Partner

John Otterson
Partner

// **Opening the doors wide to an emerging market** As enticing as India is as an emerging market to venture funds, the country can be just as daunting to prospective investors. India's laws, economics, regulations, infrastructure, market conditions and employment talent are some of the most dynamic in the world. In 2003 we established ourselves at the forefront of venture capital activity in India by providing an on-the-ground perspective to venture capitalists—a landmark mission that corresponded with the first wave of U.S.-based venture investment in the country and led to the formation of SVB India Advisors in 2004.

In September 2006 SVB Capital successfully collaborated with SVB Global on Connect India—a five-day mission to Mumbai and Bangalore, hosting a group of limited partners of U.S. venture funds, including representatives from foundations, family offices and university endowments.

left to right
Suresh Shanmugham
Senior Vice President

Brigid Carew
Global Administration Manager

Ash Lilani
Head of SVB Global





Leading venture investors into India, personally

»» Some came to confirm and validate their plans, others to explore the overall market's potential or to understand specific sector opportunities. All participants gained the critical insight needed to thoroughly evaluate, source and build a successful India investment program while adding key senior-level contacts to their Indian network.

Next on the emerging market venture horizon? Connect China, planned for Beijing and Shanghai in late 2007.



Discovering entrepreneurs among

Jason Mok
Associate

// **The potential for entrepreneurship is everywhere—the opportunity for entrepreneurship is not** As part of our larger, ongoing commitment to corporate social responsibility, SVB Financial Group and the SVB Foundation invest in and contribute volunteer talent to BUILD (Businesses United in Investing, Lending and Development), a nonprofit organization designed to motivate under-resourced students to succeed in school by helping them start their own businesses. BUILD operates a four-year program that is the largest youth business incubator in the nation, with a presence at eight high schools in the San Francisco Bay Area.

Guided by volunteer mentors, BUILD students define a concept, write under-resourced students



»» a business plan and submit it for venture funding. Over their four years of high school, students are exposed to business fundamentals, supply sourcing, product prototyping, market research and ultimately live presentations. BUILD achieves 100 percent college acceptance among its participating students.

In 2006 a team of five freshman mentored by SVB won first-place honors in BUILD's 7th Annual Youth Business Plan Competition at the Stanford University Graduate School of Business. Called the iWear team, the students designed a line of customized Apple iPod® cases, earning a cash prize, seed money and automatic acceptance into BUILD's youth business incubator.

Lance Brown
Compliance Officer





Our venture debt partner brings added power to the table

// **Gold Hill Capital and SVB Silicon Valley Bank fuel battery developer** It's only appropriate that a more efficient battery be fueled by the most efficient capital. That's exactly what A123 Systems, a pioneer and a leading supplier of high power lithium-ion batteries, got from SVB Silicon Valley Bank and venture debt partner Gold Hill Capital in the spring of 2006. At a critical moment in A123's development—after signing on General Electric, Motorola, Qualcomm and other investors and establishing a manufacturing site in China—the fast-growing company needed to leverage the equity it had deployed into operating milestones—all while preserving the value of the company.

Through the combination of venture debt and a receivable-secured revolving line of credit, we created a cost-effective and adaptable financial platform of capital that supports A123's rapid sales growth and expansion in China. Expectations for A123 are high among device-makers, power-tool manufacturers and hybrid-vehicle developers. And we're supporting this next-generation company with next-generation financing.

»» In response we collaborated with Gold Hill Capital to develop a creative debt structure and a highly flexible package that far exceeded the individual proposals from other banks.

opposite top
Dave Reich
Eastern Region
Head of Sales

opposite bottom
Dave Fischer
Partner
Gold Hill Capital

left to right
Dave Rodriguez
Deal Team
Leader

John Peck
Credit Officer



Venture funding and on-the-ground insight take Red 5 Studios to Shanghai



left to right
Daniel Quon
Senior Vice President

Derek Hoyt
Relationship Manager

Philip Korn
Managing Director

// **Putting a game publisher on the global map** In the world of massively multiplayer online (MMO) video games, it can take a long time for virtual entertainment to become real revenue. But after watching the founders of Red 5 Studios—part of the team that developed the immensely popular World of Warcraft® online game—prepare for growth, our team recognized the company's emerging potential. And in 2006 our banking relationship quickly became a strategic asset.

MMO games create online experiences for thousands of players competing simultaneously and can attract millions of game-buyers and online subscribers worldwide. Although development periods for game publishers can be as long as five years, revenue can climb steeply once an MMO game launches.

To prepare for growth and revenue generation, SVB Silicon Valley Bank introduced Red 5 to SVB Capital, which in turn presented multiple top-tier potential venture partners to the company, leading directly to its funding. To support Red 5 on the ground, SVB Global's Shanghai office helped the firm meet its investors' due diligence needs and shared knowledge on business requirements in China. From funding to local expertise, our combined efforts set up Red 5 for a win in its global markets.



Stephan Eberle
Assistant General Counsel

A seamless solution for capital calls, foreign currencies and multiple funds

// **For a private equity leader, financing and foreign exchange seal the deal** Among U.S. private equity firms with a global reach, few have the breadth and scale of Liquid Realty Partners. The firm is the global leader in acquiring interests in private real estate funds, partnerships and trusts on the secondary market. Liquid Realty holds more than $1 billion in real estate interests across all global property markets.

In 2006 Liquid Realty found a potential U.K. investment of £435 million, but the size, unpredictability, speed and legalities of the deal made getting the funds overseas a daunting challenge. Our team moved quickly and delivered a customized financing contract in one week—speed made possible by our insight into the private equity market space, the global market and the client's specialized needs.





»» Executing the deal required a seamless series of SVB-led foreign exchange transactions—funds sourced from capital calls from several funds, denominated in both U.S. dollars and British pounds—and strategies for hedging exposures during the funding. With our teams working overnight with correspondent banks to beat the deadline, Liquid Realty completed the deal—and has come back to us for more.

left to right
Mike Franks
Senior Relationship Manager

Terrance Philips
Relationship Manager

below
Martha Hooper
Credit Administration Manager



left to right
Fernand Kong
Foreign Exchange Trading Manager

Thao Tran
Foreign Exchange Operations Supervisor

Paul Kao
Senior Foreign Exchange Advisor





A deep knowledge of life science and venture capital deepens a relationship

// **Why there's no substitute for expertise** For Bay City Capital, switching its banking business to SVB Silicon Valley Bank came in one moment of clarity, and the relationship has grown deeper ever since.

Last summer, SVB Private Client Services (PCS) started working with Bay City's management and chief financial officer. During initial discussions, the PCS team quickly realized that not only could we provide them with private banking services, but that there was an opportunity for SVB Silicon Valley Bank to help Bay City meet its evolving commercial banking needs—a connection was made.



»» Our SVB Silicon Valley Bank team demonstrated to Bay City's finance team the combined strengths of deep knowledge in life sciences, background in private equity and versatility in financial services. The natural fit of our expertise with Bay City's business goals convinced the venture capital firm to move its accounts to us—and it's led the firm to refer its portfolio companies to us for commercial banking services, proving that there's no substitute for expertise.

left to right
Pete Scott
Senior Relationship Manager

Julie Schneider
Relationship Manager

Jason Hughes
Relationship Manager

Gayle Nickel
Regional Client Services Manager

opposite
Mary Toomey
Managing Director

// **Leading a software client from banking to backing** While overnight success stories grab the headlines in the tech sector, most companies experience the opposite—a slow, sometimes unpredictable journey from startup to revenue or exit. For Vision Solutions, a provider of software that protects mission-critical applications from unplanned downtime, success came in small steps—and one big leap made possible by SVB.

Vision Solutions became an SVB Silicon Valley Bank client in 1996. In those early years, we extended a line of credit and worked alongside its leaders as the company progressed and eventually was acquired in 2000 by a South African holding company. In 2001 we doubled Vision Solutions' existing line of credit and tapped our global experts to facilitate its growing overseas business. From 2003 to 2006, Vision Solutions operated profitably, but to take full advantage of its growth opportunities management sought to spin off from the parent company.

To get it there, our SVB Alliant team introduced Thoma Cressey Equity Partners, a private equity firm specializing in software companies. In November, Thoma Cressey completed a simultaneous acquisition and merger of Vision Solutions and iTera—another leader in the high-availability arena—creating a complementary set of offerings backed by new resources, with expectations of higher sales and new market penetration.

Banking, valuation and global expertise move a company forward



left to right
Rick Shuttleworth
Senior Relationship Manager

Doug Gonsalves
Managing Director



John Riley
Senior Credit Officer

bottom, left to right
Ed Adams
Senior Relationship Manager

Keith Hanley
Senior Credit Officer

opposite
Harry Kellogg
Vice Chairman
Silicon Valley Bank
Chairman, SVB Capital
President, SVB Private Client Services

Financial flexibility sustains an entrepreneur's passion for his wine business



// Serving Bill Hambrecht a blend of private client and winery expertise As a seasoned venture capitalist and an experienced winery owner, Bill Hambrecht knows well the cyclical nature of both the technology and the wine businesses. In 2004, however, a confluence of events, including an industry oversupply of midpriced wines and dampened consumer demand following September 11, 2001, contributed to significant challenges that few winery owners would have anticipated.





»» To help Bill and his wine business adapt to market pressures, SVB Private Client Services and SVB Silicon Valley Bank's Wine Division combined resources to create a comprehensive financing package to underwrite both his winery and personal needs simultaneously. From a relationship with Bill's companies and his advisors dating back to the 1990s—and a deeper understanding of the wine industry than most other banks—our two businesses provided capital as Belvedere, his Russian River Valley winery, refocused its strategy to meet changing market conditions.

Our financing package allowed Bill to pursue both business and personal investments. The mutual benefits of our relationship continue to grow.



Fulfilling the need for insight into valuation



// **SVB Analytics brings a more comprehensive approach** Around the world SVB Financial Group serves more than 11,000 clients, from individual entrepreneurs to full-scale enterprises. Although each is different, all have common ground in entrepreneurship—raising capital, assuming debt, taking on investors, mitigating risk, finding a buyer or simply managing accounts. The need for comprehensive valuation services was clear, which is why in 2006 we launched SVB Analytics.

LipoScience, a Raleigh, N.C.-based medical technology company developing new diagnostic tests using a proprietary magnetic resonance platform technology came to us in 2003, bringing with it a track record of successful product innovation. A new management team, a new round of financing and a new pricing strategy meant short-term sacrifices in revenue. But from experience with similar life science companies, our relationship with LipoScience investors and our confidence in management, our team fixed its eye on the long term and kept the relationship growing.

Today SVB Silicon Valley Bank provides LipoScience with a complete array of banking services and has added the capabilities of SVB Analytics to provide a detailed valuation of LipoScience's common stock and integrate eProsper's capitalization management solution—a further example of one strong relationship leading to another.

left to right
Pam Washburn
Vice President of Marketing and Business Development eProsper

Jim Anderson
President of SVB Analytics

Brendan Kennedy
Director

Kenneth P. Wilcox
President and Chief
Executive Officer



// **To our shareholders** 2006 was a year of unquestionable achievement for SVB Financial Group.

After several years of pursuing our strategy—expanding our product set and evolving our services far beyond the realm of commercial banking—today our employees are putting into action what were once simply words on a strategic plan. And they are putting their extraordinary capabilities into practice for the benefit of our clients and shareholders.

On the pages of this Year in Review, you'll read stories that testify to this achievement. These are stories of SVBers anticipating our clients' unique financial needs and delivering creative solutions. Stories of our employees helping companies achieve their global aspirations. Stories of colleagues from different areas of the company seeing valuable connections in other businesses and working together to provide integrated—even unprecedented—financial solutions. And, stories of our employees giving back to the community.

Together these are more than just stories. They are studies in the potential of SVB Financial Group's vision—business cases for a better, more integrated and more relationship-driven financial services company, which is exactly what our strategy and execution have enabled us to become. In each of these stories, you'll see that we keenly understand the markets we serve, that we are ideally positioned to help our clients, and that we do, without question, increase our clients' probability of success.

// **Financials** But before we talk about those success stories, let's evaluate our own achievements in 2006.

We are executing according to plan in every facet of our business. Looking across almost all areas of the company, 2006 was an outstanding year for SVB Financial Group, with four successive quarters of record high loan balances, outstanding returns on our loan portfolio, strong credit quality and accelerating growth in our nonbanking businesses.

» Net interest margin increased to 7.38 percent from 6.46 percent in 2005
» Average loans were up 22 percent to $2.9 billion
» Net interest income increased by 18 percent to $352.5 million
» Total client funds were up 20 percent to $23.0 billion
» Credit quality remained strong with nonperforming loans at 0.31 percent of total gross loans at December 31, 2006
» Noninterest income rose 20 percent to $141.2 million (a reflection of growth in our nonbanking business)

»» *Right Approach, Right Touch* Our efforts have taught us that high-performing companies are not only those that energize their people to innovate and create growth. They are companies that consistently review processes and procedures, look for areas of improvement and identify opportunities for additional efficiencies. For many companies that culture of performance improvement becomes part of their DNA.

It's our goal to become such an organization.

Over the past two years, we intensified our focus on this discipline with a business model review, an internal audit of processes, procedures and organizational structure at SVB Silicon Valley Bank. After several months of detailed financial analysis, interviews and regional comparisons, our review revealed room for improvement in the scalability, efficiency and service segmentation of our existing commercial banking structure.

These findings led us to redesign our commercial bank model and structure in early 2006 to provide greater scalability, accountability and decision-making authority at the division level. The new structure took the commercial bank from nine regional divisions, to three technology and life science divisions (West, Central, and East) plus the Wine Division.

We also reorganized our sales force, moving some of our people into roles dedicated exclusively to developing new clients, with others remaining focused on growing the business from our existing client base. We believe that this change will allow us to more effectively pursue and capture new relationships, including non venture-backed clients.

Finally, we embarked on a client segmentation project that will allow us to deliver appropriate levels of service to all clients at all stages and to adapt more effectively as those clients' needs change.

Our employees' willingness to embrace this change—and to remain focused on the market and our clients—allowed us to continue to grow the business while undergoing one of the most significant restructurings in our company's history.

»» *Innovative Additions* In 2006 we also continued to add to our product set with the launch of SVB Analytics. SVB Analytics provides analytical and administrative services to private, venture capital-backed companies and venture capital firms.

The business case for the creation of SVB Analytics is strong and is defined by clear client needs. Fair-market company valuations for prepublic companies are a corporate best practice driven by new regulations, including the U.S. Internal Revenue Service's IRC 409A. Although these third-party valuations are currently in high demand, it has been difficult for companies to verify their quality and defensibility. SVB Financial Group identified this need among its client base and developed this new service to ensure consistent valuations for its clients at a reasonable price.

SVB Analytics augmented its suite of offerings by acquiring a controlling interest in eProsper, Inc., which provides corporate equity administration services, including capitalization table data management, to private venture-funded companies through its industry-leading, Web-based software, CapMx™.

These services are available to SVB Analytics' global client base to help them manage their equity ownership information with maximum consistency and integrity. eProsper's solutions also enable standardized, consistent reporting of operating metrics by portfolio companies to their investors.

Both SVB Analytics and eProsper have created meaningful momentum for our business since launch.

// **Looking Forward** As we passed a number of strategic milestones in 2006—and surpassed a number of expectations—it also became clear that our strategy, while successful, cannot remain static. In order to retain our leadership in a world undergoing rapid change, our capacity for continued growth depends on our ability to interpret that change and make necessary adjustments in our course.

With the guidance of our board of directors, we've identified three key strategic themes for the organization that we will be focusing on in the coming year and that we believe will best support our prospects for growth:

- *An increased focus on private equity and corporate finance.* Over the past five years, we've made a considerable investment in building a product and service set equivalent to those of financial institutions many times our size. As a result, we can now target the larger private equity arena, which is growing at a faster rate than just venture capital, and we are better positioned to service larger, more established companies.
- *A continued commitment to the global community.* As a larger percentage of venture capital investment gravitates to geographies outside of the U.S. we must be

willing and able to be a global player to help their portfolio companies and maintain our portion of the market.

» *Greater emphasis on efficiency.* This is the continuation of the work started with our business model review. In 2007 we'll roll out this discipline to the entire organization. We'll be looking at existing processes, procedures and expenses to determine where we have redundant or nonessential activities companywide.

These are the areas in which we're convinced we can drive the greatest business value, offer the broadest opportunities for success and sustain the momentum we've generated.

Three task forces comprising board members and senior leaders at the company are accountable for identifying and leading the execution of the corporate initiatives we'll be launching to support these themes. We're confident that if we execute on our strategic objectives—private equity, globalization and efficiency—we will tap into our full potential as an organization and create a higher trajectory for growth.

// **A Word of Thanks** Many people have contributed to the success we've enjoyed these past few years and to the value we've created for clients and shareholders alike.

We are fortunate to have one of the most professional and accomplished boards of directors in the industry. This year we welcomed to the board Kyung H. Yoon, vice chairman of Heidrick & Struggles International. Kyung's experience with technology, financial services and private equity firms in several Asian markets is well matched to SVB's target markets and we look forward to benefiting from her knowledge and insight.

While every company ultimately owes a debt of gratitude—as well as capital—to its shareholders, we would be careless in handing out thanks if we didn't give credit to our greatest source of inspiration: our clients. The thousands of entrepreneurs and enterprises we serve worldwide are the fuel for our engine. Everything we do and hope to achieve—building, expanding and innovating—flows from their entrepreneurial spirit.

Finally, and most personally, thanks to our employees, many of whom are photographed on the pages of this book. Their dedication and commitment to our mission—and now the strength of their connections—are the catalysts for our continued success.

Sincerely,

Kenneth P. Wilcox
President and
Chief Executive Officer
SVB Financial Group

Alex W. "Pete" Hart
Chairman of the Board
SVB Financial Group

SVB Financial Group Serves Four Distinct Industries

// **Technology**	High-growth technology companies require creative financing structures custom fit for their needs as they grow. Our global, diversified services model is designed to work with companies as they expand, regardless of their size. Our technology clients are public, private, venture-backed and bootstrapped companies alike in all segments of technology.
// **Life Sciences**	Long development cycles, clinical trials and regulatory approvals are the hallmarks of life science companies. Employing an appreciation for risk, a long-term perspective and a deep understanding of the industry, we help life science companies obtain the financing they need to succeed.
// **Private Equity**	The private equity industry plays a critical role in the development and growth of the world's entrepreneurial community. We provide more than 500 private equity and venture capital firms with the financial services they need to foster the innovation of their portfolio companies.
// **Premium Wine**	Corporate and family-owned vineyards and wineries, vintners and wine service providers know that year-to-year cycles are part of their business. Our Wine Division understands the industry's volatility and is well known among the premium wineries in California, Oregon and Washington for its expertise, financial resourcefulness and ability to effectively manage risk.

Financial Highlights

Average Assets (IN BILLIONS)


06 $5.4
05 $5.2
04 $4.8
03 $4.1

Average Loans (IN BILLIONS)


06 $2.9
05 $2.4
04 $2.0
03 $1.8

Earnings per Diluted Share


06 $2.37
05 $2.40
04 $1.70
03 $0.35

Net Interest Margin


06 7.38%
05 6.46%
04 5.39%
03 5.16%

Average Deposits (IN BILLIONS)


06 $3.9
05 $4.2
04 $3.9
03 $3.3

Return on Average Equity


06 15.17%
05 17.09%
04 12.90%
03 2.58%

Net Interest Income (IN MILLIONS)


06 $352.5
05 $299.3
04 $229.5
03 $183.1

Net (Charge-offs)/Recoveries to Average Total Loans


06 (0.14)%
05 (0.04)%
04 (0.10)%
03 0.08 %

Board of Directors of SVB Financial Group



Alex W. "Pete" Hart
Chairman of the Board
SVB Financial Group and
independent consultant in the
financial services industry



Kenneth P. Wilcox
President and
Chief Executive Officer
SVB Financial Group



Joel P. Friedman
Retired
Former President
Business Process Outsourcing
Accenture



G. Felda Hardymon
Senior Partner
Bessemer Venture Partners and
Professor of Management Practice
Harvard Business School



Michaela K. Rodeno
Chief Executive Officer
St. Supéry Vineyards
and Winery



Kyung H. Yoon
Vice Chairman
Heidrick & Struggles
International



Eric A. Benhamou
Chairman and
Chief Executive Officer
Benhamou Global Ventures



David M. Clapper
President and
Chief Executive Officer
SurgRx, Inc.



Roger F. Dunbar
Retired
Former Global Vice Chairman
Ernst & Young, LLP



Harry W. Kellogg, Jr.
Vice Chairman of the Board
Silicon Valley Bank
Chairman, SVB Capital
President, SVB Private Client Services



C. Richard Kramlich
Co-Founder and General Partner
New Enterprise Associates, L.P.



James R. Porter
Private Investor



Larry W. Sonsini
Advisory Director to the Board
SVB Financial Group
Chairman
Wilson Sonsini Goodrich & Rosati

Executive Officers of SVB Financial Group



Kenneth P. Wilcox
President and
Chief Executive Officer



Harry W. Kellogg, Jr.
Vice Chairman, Silicon Valley Bank
Chairman, SVB Capital
President, SVB Private Client Services



Marc J. Verissimo
Chief Strategy Officer



Gregory W. Becker
Chief Operating Officer
Silicon Valley Bank



Mary J. Dent
General Counsel
and Secretary



Jack Jenkins-Stark
Chief Financial Officer



David T. Ketsdever
Chief Executive Officer
SVB Alliant



Mark A. MacLennan
President
SVB Capital



Lynda Ward Pierce
Head of Human Resources



David C. Webb
Chief Information Officer

Corporate Offices

SVB Financial Group
Corporate Headquarters
3003 Tasman Drive
Santa Clara, CA 95054
408.654.7400

SVB Alliant
Headquarters
2400 Hanover Street
Palo Alto, CA 94306
650.330.3000

2221 Washington Street
One Newton Executive Park
Suite 200
Newton, MA 02462
617.527.2300

SVB Alliant Europe Ltd.
34 Dover Street
5th Floor
London, W1S4NG
44.20.7647.1260

SVB Analytics
Headquarters
185 Berry Street
Suite 3000
San Francisco, CA 94107
415.512.4200

SVB Capital
3000 Sand Hill Road
Building 3, Suite 150
Menlo Park, CA 94025
650.233.7420

2400 Hanover Street
Palo Alto, CA 94306
650.233.7420

SVB Global
Headquarters
2400 Hanover Street
Palo Alto, CA 94306
650.330.3036

SVB Business Partners
(Shanghai) Co. Ltd.
Unit 1604, Shui On Plaza
333 Huai Hai Zhong Road
Shanghai 200020
China
86.21.6120.8850

SVB India Advisors Pvt. Ltd.
3rd Floor, Prestige Loka
Brunton Road
Bangalore 560 025
India
91.80.4112.8282

SVB Europe Advisors Ltd.
34 Dover Street
5th Floor
London, W1S4NG
44.20.7647.1280

SVB Private Client Services
*Headquarters**
3003 Tasman Drive
Santa Clara, CA 95054
408.654.7400

California
*Menlo Park**
3000 Sand Hill Road
Building 3, Suite 150
Menlo Park, CA 94025
650.233.7420

*Palo Alto**
2 Palo Alto Square
Suite 110
Palo Alto, CA 94306
650.812.0682

2400 Hanover Street
Palo Alto, CA 94306
650.320.1100

San Francisco
185 Berry Street
Suite 3000
San Francisco, CA 94107
415.512.4200

Massachusetts
2221 Washington Street
One Newton Executive Park
Suite 200
Newton, MA 02462
617.630.4100

Virginia
8020 Towers Crescent Drive
Suite 475
Vienna, VA 22182
703.448.5060

Washington
4700 Carillon Point
Kirkland, WA 98033
425.576.2070

SVB Silicon Valley Bank
*Headquarters**
3003 Tasman Drive
Santa Clara, CA 95054
408.654.7400

Wine Division
California
*Napa**
899 Adams Street
Suite G-2
St. Helena, CA 94574
707.967.4825

Sonoma
3700 Old Redwood Highway
Suite 220
Santa Rosa, CA 95403
707.535.5064

Western Division

California

Irvine
38 Technology Drive
Suite 150
Irvine, CA 92618
949.790.9000

Los Angeles
5820 Canoga Avenue
Suite 210
Woodland Hills, CA 91367
818.226.2040

*Menlo Park**
3000 Sand Hill Road
Building 3, Suite 150
Menlo Park, CA 94025
650.233.7420

*Palo Alto**
2 Palo Alto Square
Suite 110
Palo Alto, CA 94306
650.812.0682

2400 Hanover Street
Palo Alto, CA 94306
650.320.1100

Pleasanton
4420 Rosewood Drive
Building 2, Suite 2540
Pleasanton, CA 94588
925.737.6000

San Diego
4445 Eastgate Mall
Suite 110
San Diego, CA 92121
858.784.3300

San Francisco
185 Berry Street
Suite 3000
San Francisco, CA 94107
415.512.4200

Santa Clara
3979 Freedom Circle
Suite 600
Santa Clara, CA 95054
408.654.5550

Central Division

Arizona
2151 East Broadway Road
Suite 117
Tempe, AZ 85282
480.557.4900

Colorado
380 Interlocken Crescent
Suite 600
Broomfield, CO 80021
310.410.3400

Illinois
230 West Monroe Street
Suite 720
Chicago, IL 60606
312.704.9510

Minnesota
301 Carlson Parkway
Suite 255
Minnetonka, MN 55305
952.249.4560

Oregon
8705 S.W. Nimbus Avenue
Suite 240
Beaverton, OR 97008
503.574.3700

Texas

Austin
7000 North MoPac
Expressway
Suite 360
Austin, TX 78731
512.372.6750

Dallas
14185 N. Dallas Parkway
Centura Tower
Suite 780
Dallas, TX 75254
972.455.0950

Washington
4700 Carillon Point
Kirkland, WA 98033
425.576.2070

Eastern Division

Georgia
3353 Peachtree Road N.E.
North Tower
Suite M-10
Atlanta, GA 30326
404.264.8333

Massachusetts
2221 Washington Street
One Newton Executive Park
Suite 200
Newton, MA 02462
617.630.4100

New York
535 5th Avenue
27th Floor
New York, NY 10017
212.821.8960

North Carolina
5915 Farmington Road
Suite 201
Chapel Hill, NC 27517
919.442.2151

Pennsylvania
5 Radnor Corporate Center
100 Matsonford Road
Suite 555
Radnor, PA 19087
610.971.2065

Virginia
8020 Towers Crescent Drive
Suite 475
Vienna, VA 22182
703.448.5060

**Branch locations*

Shareholder Information

SVB Financial Group

Corporate Headquarters
3003 Tasman Drive
Santa Clara, CA 95054 USA
408.654.7400

Independent Registered Public Accounting Firm

KPMG LLP
Three Embarcadero Center
San Francisco, CA 94111

Common Stock

The Company's common stock trades on the Nasdaq Stock Market® under the symbol SIVB.

Registrar and Transfer Agent

Wells Fargo Bank, N.A.
P.O. Box 64854
St. Paul, MN 55164-0854

Annual Meeting of Shareholders

The 2007 Annual Meeting of Shareholders will be held at 4:00 P.M. local time, Thursday, April 26, 2007, at SVB Financial Group 3005 Tasman Drive, Santa Clara, CA 95054.

Form 10-K

SVB Financial Group's 2006 Annual Report on Form 10-K has been filed with the Securities and Exchange Commission. Copies are available at svb.com or upon written request to:

Stockholder Administration
Lisa Bertolet
3005 Tasman Drive
Santa Clara, CA 95054
408.654.7282
lbertol@svb.com

Investor Relations
Meghan O'Leary
3005 Tasman Drive
Santa Clara, CA 95054
408.654.6364
moleary@svb.com

SVB Business Partners (Shanghai) Co. Ltd. is a subsidiary of SVB Financial Group. Neither SVB Business Partners (Shanghai) Co. Ltd. nor SVB Financial Group is licensed to conduct banking business in China and neither entity engages in unlicensed banking activities.

SVB Capital is a nonbank member of SVB Financial Group. Products and services offered by SVB Capital are not insured by FDIC or any other Federal Government Agency and are not guaranteed by Silicon Valley Bank or its affiliates.

SVB Alliant is a wholly owned broker-dealer subsidiary of SVB Financial Group and a member of NASD and SIPC. Products offered by SVB Alliant are not FDIC insured, are not deposits or other obligations of Silicon Valley Bank and may lose value.

SVB Analytics is a nonbank affiliate of Silicon Valley Bank. eProsper is a majority-owned, nonbank affiliate of SVB Analytics. Products and services offered by SVB Analytics and eProsper are not insured by FDIC or any other federal government agency and are not guaranteed by Silicon Valley Bank or its affiliates.

SVB Private Client Services is a division of Silicon Valley Bank. SVB Silicon Valley Bank refers to Silicon Valley Bank, the California bank subsidiary of SVB Financial Group. Silicon Valley Bank is a member FDIC, Federal Reserve and an equal housing lender.

Shareholder Information
This document may contain projections or other forward-looking statements regarding the future events or the future financial performance of the company. Forward-looking statements are statements that are not historical facts. We wish to caution you that such statements are just predictions and actual events or results may differ materially, due to changes in economic, business and regulatory factors and trends. We also refer you to the documents the company files from time to time with the Securities and Exchange Commission, specifically the company's last filed Form 10-K, for the fiscal year ended December 31, 2006. These documents identify important risk factors that could cause the company's actual results to differ materially from those contained in our projections or other forward-looking statements.



Design: VSA Partners, Inc.   Principal Photography: Sian Kennedy   Additional Photography: Steve Marsel   Printing: Quantum Group



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